Imperial Oil Limited	Paul A. Smith	Tel. (403) 237-4304
237 Fourth Avenue SW	Controller and	Fax (403) 237-2060
P.O. Box 2480, Station M	Senior Vice-President
Calgary, AB, Canada T2P 3M9	Finance and Administration
August 8, 2007
Ms. Jill S. Davis
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W., Stop 7010
Washington, D.C. 20549

Re:	Imperial Oil Limited
Form 10-K for the Fiscal Year ended December 31, 2006
Filed February 28, 2007
Response letter dated June 11, 2007
File No. 0-12014
Dear Ms. Davis:
On behalf of Imperial Oil Limited, please find enclosed our response to your comment regarding the above filing set forth in your letter of July 26, 2007. Our response is numbered to correspond to the numbered comment in your letter.
If you desire a clarification of our response, please direct any questions to Ms. Cindy Allen, Assistant Controller, at 403-237-4515.

Yours truly,
/s/ Paul A. Smith
Paul A. Smith

Attachment

Imperial Oil Limited’s Response to the
Comments Included in the SEC Letter of July 26, 2007
Form 10-K for the Fiscal Year Ended December 31, 2006
Financial Statements and Supplementary Data, page 31
Oil and Gas Reserves, page 33
1.	We note the significant revisions to your heavy oil proved reserves in each of the last three years. Paragraph 11 of FASB 69 requires “appropriate explanation of significant changes” such as these. Please amend your document to include this information.

We believe that the second and third paragraphs on page 34 of our 2006 Form 10-K complied with the intent of the paragraph 11 requirement in FAS 69 to provide “appropriate explanation of significant changes.” We explained in the second paragraph that the reserves change categories which included the revisions and improved recovery category were calculated using December 31 prices and costs, and that the use of year-end prices would introduce short-term volatility into the process since annual adjustments are required based on prices occurring on a single day. In the third paragraph, we explained that the revisions and improved recovery category can include upward or downward changes associated with changes in year-end prices and costs that are used in the determination of reserves.

To address your concerns, we will expand our disclosure in our 2007 Form 10-K as follows:

“The quantities shown in the revisions and improved recovery category in both 2005 and 2006 were due mainly to changes in year-end prices and costs that were used in the determination of reserves.”

We will also provide appropriate explanation of any significant changes that occur in 2007.